ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT ("Agreement") is effective as of the date last set forth below by and between RAMTeCH Software Solutions, Inc., a New Jersey corporation ("Buyer") and Analytical Surveys, Inc., a Colorado corporation ("Seller").

RECITALS

A. Seller, as one of its lines of business, provides data conversion and digital mapping services to users of customized graphic information systems. In connection therewith, Seller owns and utilizes certain assets as described below.

B. Seller desires to convey to Buyer all of its right, title, and interest in certain tangible and intangible assets used in the provision of its data conversion services, and Buyer desires to purchase the same from Seller pursuant to the terms and conditions of this Agreement.

C. Seller will provide Buyer certain consulting services related to the assets being purchased by Buyer.

AGREEMENT

NOW, THEREFORE, in consideration of the covenants and agreements, representations, and warranties hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

    Agreement to Sell and Purchase. Seller agrees to sell, convey, transfer, assign and deliver to Buyer and Buyer agrees to purchase from Seller, Seller's data conversion business and operations located in Waukesha, Wisconsin, (the "Business") said conveyance to be effective as of the Closing Date, as defined below. In addition, Buyer shall assume the employment of all of Seller's employees related to its data conversion business except one employee as described on Exhibit A.

    Assets Subject to Sale and Purchase. The Assets shall include the assets described on Exhibit B of this Agreement and the equipment described in Exhibit E of this Agreement (all such assets and equipment being collectively referred to as the "Assets"). The Assets shall include the current contracts or agreements (each a "Contract" and collectively "Contracts"), proposed projects and Seller's Information Delivery Service ("IDS") software as well as Seller's client relationships with any clients using Seller's IDS software products (each a "Client" and collectively "Clients") more particularly described on Exhibit B. Buyer may cultivate Seller's past data conversion and IDS client relationships for benefit of Buyer's business.

    Excluded Assets. The Assets conveyed shall not include any of the assets of the Seller used in any of its business operations other than its data conversion business operations located in Wisconsin.

    Purchase Price. The purchase price for the Assets ("Purchase Price") shall be $85,000.00 and other valuable consideration contained in this Agreement. The parties acknowledge that a portion of the Purchase Price shall be used by the Seller for the payment of any outstanding obligations on the Dell computer equipment included in the Assets ("Dell Equipment"). In the event that Buyer receives payment for amounts that have been billed by Seller for work performed by the Seller prior to the Closing Date, the Buyer shall remit such funds to the Seller within ten (10) days of receipt by Buyer.

    All billings after July 31, 2006 belong to Buyer, and if billed and/or received by Seller, shall be remitted to Buyer within ten (10) days of receipt by the Seller.

    The parties acknowledge that the Purchase Price does not include any fees for services provided to clients by Seller on or before the Closing Date that have been billed to a client but not yet paid ("Billings"). Any such Billings that are paid to Buyer instead of directly to Seller shall be remitted by Buyer to Seller within ten (10) days of receipt by the Buyer, from time to time.

    Upon events described in Exhibit F, Buyer shall remit to Seller up to $12,000.

    Earnout. Buyer shall pay to Seller a percentage of revenues earned from certain Clients for scope of services listed in Exhibit H. Buyer shall remit payment for that portion of revenues due and payable to Seller within ten (10) days of Buyer's receipt of such payment from a Client.

    Consulting Services. Seller shall provide Buyer with consulting services related to the transition and operation of Seller's data conversion business to be conducted from Seller's San Antonio office or via telephone or email from the date of Closing thru December 31, 2006. In return for such services, Buyer shall pay Seller a consulting fee of $145,000.00. Forty-five Thousand Dollars ($45,000.00) of the fee shall be paid at the time of Closing, and the $100,000.00 balance shall be transmitted by wire transfer for the benefit of the Seller pursuant to instructions in Exhibit I on September 15, 2006. Seller and Buyer hereby agree payment of a portion of the balance may be delayed until all assignments pertinent to this Agreement are effected. The consulting services provided pursuant to this Section 6 shall not include any services to be provided by Seller related to PFP files pursuant to Section 27. All services shall be "as is" and Seller disclaims any warranty with regard to the services provided.

    Assumption of Liabilities By Buyer. Buyer will not assume, nor be responsible for, any obligation or liability for services performed prior to August 1, 2006 of Seller associated with the Assets (actual, contingent, accrued, or otherwise) other than performance of the Contracts. Warranty claims made after July 31, 2006, for services performed prior to August 1, 2006, are Seller's responsibility. Buyer shall be responsible for all future maintenance and renewal costs for any software licenses included in the Assets. However, Seller shall pay for all transfer, assignment and related charges for transfer of the software licenses to Buyer.

    Seller's Liabilities Obligation. Seller is responsible for and will pay, perform, or make appropriate arrangements for, and hold Buyer harmless, indemnify and defend Buyer against all such liabilities and obligations of Seller associated with the Assets prior to the Closing Date, including all expenses incurred by Buyer and arising out of such liabilities and obligations, except as otherwise provided in this Agreement. Seller shall discharge the indebtedness currently associated with the Dell Equipment within ten (10) days of Closing. Seller will pay for all services, including those provided by subcontractors, rendered to Seller prior to Closing Date.

    Buyer's Obligations After Closing. Following the Closing, Buyer shall be responsible for diligently providing all products and services under the Contracts in a good and workmanlike manner consistent with the conduct under which Seller has provided such products and services prior to the Closing. Buyer hereby agrees to use its best efforts to fulfill the Contracts in a timely manner. Buyer agrees to hold Seller harmless, indemnify and defend Seller against all such liabilities and obligations of Buyer associated with the Assets incurred or arising after the Closing Date, including all expenses incurred by Seller arising out of such liabilities and obligations, except as otherwise provided in this Agreement.

    Closing. The term "Closing" refers to the actual sale and assignment of the Assets by Seller to Buyer. The Closing will be effective at the close of business on July 31, 2006, and will take place on a date agreed to by the parties which date shall be on or prior to August 23, 2006, but after all the conditions to closing set forth in this Agreement have been satisfied ("Closing Date"), at the offices of the Loeffler Tuggey Pauerstein Rosenthal LLP in San Antonio, Texas and will be deemed to be effective as of the Closing Date.

    Advancement of Expenses After Closing. Seller shall advance certain expenses including, but not limited to, rent for the Wisconsin location, communications expenses, and wages and benefits for the acquired employees on behalf of Buyer from the date of Closing through September 30, 2006. A schedule of the advances expected to be made is attached to this Agreement as Schedule 11. Advances in excess of the totals shown in Schedule 11 require the prior consent of Buyer. Buyer shall reimburse Seller for all expenses paid by Seller relating to the Contracts and the Wisconsin location on behalf of Buyer during such period. Upon the mutual agreement of the Parties, Seller may continue to pay these expenses after October 1, 2006, for an additional fee to be determined by the Parties at that time. Seller will periodically provide Buyer with invoices for expenses advanced by Seller on behalf of Buyer, and Buyer shall remit payment for these invoices within ten (10) days of receipt of an invoice.

    Conditions Precedent to Buyer's Obligations. The obligation of Buyer to consummate the purchase of Assets as contemplated in this Agreement is, at the option of Buyer, subject to the following conditions precedent (any of which may be waived by Buyer):

    (a) each of the representations and warranties of Seller contained in this Agreement will be true, correct, and complete in all respects;

    (b) Seller will have conducted its business in the ordinary course, consistent with the present conduct of its business, and will have used its best efforts to maintain, preserve, and protect the Assets and any goodwill associated with such Assets; and

    (c) no law, statute, ordinance, rule, or regulation ("Law") will be in effect making it impossible or illegal for Buyer to consummate the transactions contemplated by this Agreement.

    Conditions Precedent to Seller's Obligations. The obligation of Seller to consummate the sale of the Assets as contemplated in this Agreement is, at the option of Seller, subject to the following conditions precedent:

    (a) each of the representations and warranties of Buyer contained in this Agreement will be true, correct, and complete in all respects;

    (b) Seller will have obtained Client consent to the transfer of any Contract requiring the consent of the Client for whom services are to be provided prior to assignment of such Contract. Provided, however, if Seller is unable to obtain a required Client consent prior to the Closing, Seller shall retain the Contract until the date on which Seller is able to obtain the Client's consent or the Contract terminates, whichever is earlier. During any period in which a contract has not yet been assigned due to lack of Client consent ("Unassigned Contract"), Seller shall subcontract with Buyer to perform the services under the Unassigned Contract at the Contract value, and Seller will continue to remit bills to the Client on behalf of the Buyer. Any amount collected by Seller for services under the Unassigned Contract shall be remitted to Buyer within ten (10) days of receipt from the Client less any amounts Seller is entitled to under Section 5.

    (c) no Law will be in effect making it impossible or illegal for Seller to consummate the transactions contemplated in this Agreement; and

    (d) Buyer will have obtained all insurance commensurate with the requirements of purchased Contracts, including but not limited to professional liability and general liability insurance

    Deliveries of Seller. On the Closing Date, Seller will deliver to Buyer:

    (a) a bill of sale in a form reasonably acceptable to Buyer, and such other instruments and bills of sale and assignment (collectively referred to as the "Instruments of Assignment"), as Buyer or its counsel may reasonably deem necessary or desirable to sell and assign to Buyer good and marketable title in and to the Assets, free and clear of all liens, encumbrances, and charges of any kind, except and excluding any liens or encumbrances against Dell Equipment which shall be discharged as provided in Section 8;

    (b) possession of the Assets, subject to the consent or failure to object to the transfer of the Assets by all appropriate customers or representatives; and

    (c) any other documents reasonably requested by Buyer.

    Deliveries of Buyer. On the Closing Date, Buyer will deliver to Seller documents reasonably requested by Seller, which documents memorialize the transactions contemplated in this Agreement and the Purchase Price payable either by check or by wire transfer to an account to be designated by Seller, as agreed by the parties prior to Closing.

    Seller's Representations and Warranties; Indemnity. Seller represents and warrants to Buyer that (a) Analytical Surveys, Inc., is a Colorado corporation, duly organized, existing, and in good standing under the laws of the State of Wisconsin and its place of organization, (b) the transactions contemplated hereunder do not and will not constitute a violation of Seller's Articles of Incorporation or bylaws, (c) this transaction has been approved by all necessary action of Seller's board of directors, (d) the officer executing this Agreement on behalf of Seller is authorized to so execute and bind Seller's performance hereunder, (e) Seller owns all the Assets, other than the Dell Equipment, free and clear of any charge, claim, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or other restriction, (f) this transaction will not conflict with or constitute breach or default under any contract, agreement, lease, or other obligation of Seller, (g) subject to customer consent or failure to object to the transfer contemplated hereby and except as disclosed in writing to Buyer by Seller prior to the date of this Agreement, the Assets are not the subject restriction on transfer, (h) a portion of the Purchase Price will be used by the Seller to pay any outstanding obligations with regard to the Dell Equipment as provided in Section 8, (i) the PFP for each of Seller's clients is complete and correct in all respects based on Seller's knowledge and estimates for the completed contract method of accounting position at July 31, 2006, (j) there is no suit, action or legal, administrative or other proceeding pending, or to Seller's knowledge, threatened against Seller and relating to the Business, except as disclosed in Seller's public disclosures, (k)Seller owns or has the right to use all intellectual property used in the operation of the Business, including the software licenses described on Exhibit D, as presently conducted, and has taken reasonable measures to protect the proprietary nature of each item of intellectual property and to maintain in confidence all trade secrets and confidential information that it owns or uses. No other person or entity has any rights to any of the intellectual property owned by Seller and used in the Business and, to the knowledge of Seller, no other person or entity is infringing, violating or misappropriating any of the intellectual property owned by Seller and used in the Business, (l) Seller is not in default under any agreement or lease relating to the Business to which it is a party or by which it is bound, (m) Seller is in compliance with all applicable federal, state, local and foreign laws, regulations and orders relating to the Business, including all permitting and licensing obligations, and (n)Seller has filed or caused to be filed, on a timely basis, all federal, state and local tax returns that are or were required to be filed by or with respect to the Business and pursuant to all applicable legal requirements. In furtherance of the foregoing warranties, Seller hereby agrees to indemnify, defend and hold Buyer harmless of any claims, encumbrances, liens or any other charges of any kind against the Assets or based upon any inaccuracy of any representation, warranty, or other covenant or promise of Seller in this Agreement, including all expenses incurred by Buyer and arising out of the foregoing.

    Buyer's Representations and Warranties; Indemnity. Buyer represents and warrants to Seller that (a) Buyer is a duly organized and existing corporation under the laws of the State of New Jersey, (b) the transactions contemplated hereunder do not and will not constitute a violation of Buyer's Articles of Incorporation or bylaws, (c) this transaction has been approved by all necessary action of Buyer's board of directors, (d) the officer executing this Agreement on behalf of Buyer is authorized to so execute and bind Buyer's performance, and (e) this transaction will not conflict with or constitute breach or default under any contract, agreement, lease or other obligation of Buyer. In furtherance of the foregoing warranties, Buyer hereby agrees to indemnify and hold Seller harmless of and from any claims, encumbrances, liens or any other charges of any kind against the Assets or based upon any inaccuracy of any representation, warranty, or other covenant or promise of Buyer in this Agreement, including all expenses incurred by Seller and arising out of the foregoing.

    Employees. Except as otherwise provided herein, Buyer shall assume the obligations of the employment of Seller's Wisconsin and Cleveland based employees ("Employees") as of the Closing Date. Seller shall be responsible for the payment of all amounts due and payable to the Employees for accrued vacation, and shall pay the same on a timely basis for cash elections made by Employees. Seller shall reimburse Buyer, within ten (10) days following Buyer's demand, for the value of accrued vacation for which Employees elect to be rolled over instead of paid in cash. For a period of 60 days, until September 30, 2006, Seller shall maintain Employees on Seller's payroll and benefit plans. Seller shall submit invoice to Buyer for Employee' actual payroll costs two business days prior to each pay date, and Buyer shall reimburse Seller within two (2) business days of invoice date. On a monthly basis, Seller shall submit invoice to Buyer for the cost of monthly benefit premiums and out of pocket costs for Employees, and Buyer shall reimburse Seller within ten (10) days. On or before October 1, 2006, Buyer shall assume direct employment of Employees and Seller will terminate Employee's employment and benefits, unless an extension of these services is mutually agreed upon between Seller and Buyer as provided in Section 11. Seller shall maintain Workers Compensation Insurance for Employees through September 1, 2006.

    Buyer shall be responsible for the bonus payments due to the two Cleveland based employees, the relocation payment due to one Cleveland based employee, and the project manager for the City of Cleveland subcontract upon completion of the project, as reflected in Schedule 18 attached to this Agreement. Seller shall have no obligation to retain any of the Employees through Closing Date, and Buyer shall have no obligation to retain the Employees following the Closing Date. Neither party shall have any liability to the other in the event that an Employee terminates his or her employment with Seller or Buyer at any time, either before or after the Closing Date.

    Office Lease. Seller currently leases the premises in which it conducts its Wisconsin operations under a month-to-month lease arrangement that expires July 31, 2006. Buyer hereby agrees to execute a new office lease for the Wisconsin operations on or before August 23, 2006, to begin the lease term on or before August 1, 2006, and to bear all costs of relocation, if any. Buyer will reimburse Seller for payment of any rental payments for the Wisconsin location made by Seller after the Closing pursuant to the provision of Section 11.

    Office Services. Buyer hereby agrees to assume all obligations for both telephone and internet services in the Wisconsin location on August 1, 2006. A summary of the service terms is attached to this Agreement as Schedule 19. Buyer, at Buyer's sole discretion, may transfer Seller's existing service for telephone and internet services and/or assume any of the services currently employed by Seller for its Wisconsin operations listed on Exhibit C. If Buyer does not assume in writing the telephone, internet or other service listed on Exhibit C, Seller shall terminate such service effective August 31, 2006.

    Marketing of Services. Following the Closing, Buyer shall have the right to continue Seller's data conversion operations and market such operations and services.

    Non-Compete. Seller shall not directly or indirectly contact or market data conversion or data maintenance services in the continental United States for a period of three (3) years following the Closing. Provided, however, the restrictions contained in this Section 22 shall specifically not include the excluded Clients and excluded service areas ("Exclusions") itemized on Exhibit G.

    Seller shall not, without the prior written approval of Buyer, induce or attempt to induce or otherwise discuss or encourage any employee to leave or otherwise terminate his or her relationship with Buyer for a period of three (3) years following the Closing. The foregoing restriction shall not apply to general advertisements for employment.

    Buyer shall pay Seller $5,000.00 at the time of Closing, as compensation Seller for Seller's agreements under this section.

    If any court of competent jurisdiction shall determine that the scope, time or other restrictions set forth in this section are unreasonable, then it is the intention of Buyer and Seller that the restrictions be enforced to the fullest extent that the court deems reasonable.

    Trade Name. Following the Closing, Buyer shall have the exclusive right to conduct and market data conversion operations and services and other GIS and IT-related services under the trade name "ASI" specifying that it is a division of RAMTech." All written materials, advertisements, and correspondence produced by Buyer shall include an indication that ASI is a division of RAMTeCH. Buyer hereby agrees and covenants that it will not use the name (or any variation thereof) or hold itself out to be "Analytical Surveys, Inc." and shall not use the name "ASI" for any purpose other than those contained in this Section 23. Buyer further acknowledges that Seller shall continue to use the name "Analytical Surveys, Inc." and the acronym "ASI" in its other operations and marketing.

    License of Software. At the time of Closing, Seller will provide to Buyer an unrestricted copy of the source code and license to Seller's PTS System and CIMA (Centralized Issues Management Application). Seller shall have no obligation to upgrade the software or alter it in the future. Seller shall permit Buyer to utilize the existing PTS and CIMA systems implemented on Seller's servers located in San Antonio for a period of 90 days following the Closing. At the election of Buyer, Seller shall create and provide one copy of the PTS database with two years' history for active Contracts, and one copy of Buyer's CIMA database with two years' history for Contracts, for installation on a network server. Buyer shall reimburse Seller for these efforts for a sum equal to Seller's technical support hourly rate times the number of hours required for creation and transfer.

    Use of Exchange Server and other Servers. Seller shall provide Buyer access to Seller's exchange server for the purpose of email communication, as well as access to servers for PTS and CIMA, for a period of 90 days following the Closing or until Buyer is able to replicate such capability, whichever is earlier. Buyer shall reimburse Seller for any expenses related to such servers that are not part of Seller's normal course of business. Upon the mutual agreement of the Parties, Seller may continue to provide Buyer access to Seller's exchange server after the expiration of the 90-day period for an additional fee to be determined by the Parties at that time.

    Software Licenses. Seller shall transfer software licenses as permitted by licensor as described on Exhibit D. Buyer shall be responsible for all maintenance charges related to such licenses after August 1, 2006, and Seller shall be responsible for all transfer, assignment and related charges for transfer of the software licenses to Buyer.

    Project Financial Plan ("PFP") management files. Seller shall provide to Buyer current copies of project information files that include PFP Summary, active and historical PFP files for Contracts, as well as supporting files such as PFA. Seller shall have no obligation to maintain or alter any portion of the files in the future. Buyer may purchase from Seller consulting services at the rate of $95 per hour related to the files after August 1, 2006.

    Default by Buyer. The failure to make when due any payment due from Buyer to Seller hereunder, unless such failure is cured within ten (10) days after written notice thereof is received by Buyer from Seller, shall constitute a default by Buyer hereunder. In the event such default is the failure by Buyer to pay Seller Billings, then Seller shall be entitled to seek specific performance on behalf of the Seller.

    No Brokers. Neither party has used the service of any broker with respect to the procuring or negotiating of this Agreement. Each party hereby indemnifies, defends and holds harmless the other from and against any claim by any such broker for any commission arising by, through or under any agreement with the indemnifying party.

    Confidentiality. The parties agree that the terms and conditions of this Agreement shall be kept confidential and only shared with senior executives, and professional representatives such as lawyers and accountants, as well as disclosed where required by law or industry regulatory bodies.

    Governing Law. Seller and Buyer expressly intend that the provisions of this Agreement shall be governed by and construed under the laws of the State of Colorado without reference to any rule or interpretation of conflicts of law and the venue shall be Denver, Colorado. Seller and Buyer hereby waive the right to recover punitive and exemplary damages arising in connection with or with respect to any breach of this Agreement..

    Costs, Expenses, and Legal Fees. Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement. Each party hereto agrees to pay the costs and expenses, including reasonable attorneys' fees, incurred by the other party in successfully enforcing any of the terms of this Agreement.

    Waiver. The waiver by any party to any breach or provision of this Agreement must be in writing and shall not constitute a continuing waiver of any subsequent breach of the same or a different provision hereof.

    Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

    Survival. All representations and warranties made by the parties to this Agreement shall survive the Term of this Agreement for a period of nine months.

    Notices. All notices and other communications pertaining to this Agreement must be given in a manner to confirm acceptance and be in writing and delivered in person, by mail, by courier service or facsimile with confirmation of receipt at the following address:

    If to Seller: Analytical Surveys, Inc., San Antonio, Texas 78212

    With a copy to: Timothy N. Tuggey, Loeffler Tuggey Pauerstein Rosenthal LLP, San Antonio, Texas 78212

    If to Buyer: RAMTeCH Software Solutions, Inc., Hackensack, New Jersey 07601

    With a copy to: RAMTeCH Software Solutions, Inc., Ludhiana 141 001 INDIA

    All notices and other communications under this Agreement that are addressed as provided in this Section 36 will be effective upon receipt or confirmation of receipt, as appropriate. Provided, however, Seller shall not be deemed to be in default under this Section 36 if Seller has received receipt or confirmation of receipt by Buyer at its New Jersey address and made a good faith attempt to provide notice to Seller at its address in India. Any party may from time to time change its address for the purpose of notices to another party by a similar notice specifying a new address, but no such change will be deemed to have been given until it is actually received by the party sought to be charged with its contents.

    Miscellaneous. This Agreement may be amended only by an instrument in writing executed by the person against whom enforcement of the amendment is sought. There are no oral agreements among the parties to this Agreement. Neither party may assign any of its rights hereunder or delegate any of its duties hereunder, and any such assignment or delegation will be void. The captions in this Agreement are for convenience of reference only. This Agreement shall be binding on the parties hereto and their successors and assigns. This Agreement shall not be construed against the part responsible for, or primarily responsible for, preparing this Agreement.

    Further Assurances. The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as either party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement, provided the recipient of such request would not incur material cost or liability in complying with such request.

IN WITNESS WHEREOF, the Seller and Buyer have caused this Agreement to be duly executed and authorized as of the date last set forth below.

[signatures on following page]

SELLER:

ANALYTICAL SURVEYS, INC.

By: /s/Lori Jones

Lori Jones, CEO

Date: August 23, 2006

BUYER:

RAMTeCH SOFTWARE SOLUTIONS, INC.

By: /s/ Manish Sanwalka

Manish Sanwalka, President

Date: August 23, 2006